06006665

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46837

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DBS Vickers Securities (USA), Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Third Avenue, Suite 1201
(No. and Street)
New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Annemarie Brown **(212) 826 – 3559**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square **New York** **NY** **10036**
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 19 2006
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Annemarie Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of DBS Vickers Securities (USA), Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neiiher the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF New York

COUNTY OF New York

MARCENE WELCH
Notary Public - State of New York
NO. 01WE6131173
Qualified in Kings County
My Commission Expires 8/1/2009

Annemarie Brown
Signature

VP Controller
Title

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 28 DAY OF Feb. 2006.
Marcene Welch
NOTARY PUBLIC

Marcene Welch
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DBS Vickers Securities (USA) Inc.

Statement of Financial Condition

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Board of Directors and Stockholder of
DBS Vickers Securities (USA) Inc.

We have audited the accompanying statement of financial condition of DBS Vickers Securities (USA) Inc. (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DBS Vickers Securities (USA) Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

January 27, 2006

DBS Vickers Securities (USA) Inc.

Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$3,332,384
Commissions receivable from an affiliate	1,153,312
Furniture, equipment and leasehold improvements—net of accumulated depreciation of $449,245	56,207
Prepaid expenses and other assets	334,241
Total assets	$4,876,144
Liabilities and stockholder's equity	
Liabilities:	
Bonus payable	$ 680,097
Accrued expenses and other liabilities	367,066
Total liabilities	1,047,163
Stockholder's equity:	
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	2,684,990
Retained earnings	1,143,981
Total stockholder's equity	3,828,981
Total liabilities and stockholder's equity	$4,876,144

The accompanying notes are an integral part of the statement of financial condition.

DBS Vickers Securities (USA) Inc.

Notes to Statement of Financial Condition

December 31, 2005

1. Organization

DBS Vickers Securities (USA) Inc. (the "Company") is a Delaware corporation which is wholly-owned by DBS Vickers Securities Holdings PTE Ltd. (the "Parent"), a Singapore based company. The Company is registered with the Securities and Exchange Commission ("SEC"), National Association of Securities Dealers, Inc. ("NASD"), Texas Securities State Board and Ontario Securities Commission as a broker-dealer in securities.

The Company operates as a broker-dealer dealing principally in Pacific Rim and other emerging markets' equity securities and effects securities transactions on behalf of U.S. institutional clients through its foreign broker dealer affiliates on a delivery and/or receipt versus payment basis. The Company's commissions from customers are collected by an affiliate and remitted to the Company monthly. The Company does not hold cash or securities for its institutional customers.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraphs (k)(2)(i) for foreign transactions and (k)(2)(ii) for domestic transactions.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers highly-liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents at major U.S. financial institutions, the balances of which at times may exceed federally insured limits. At December 31, 2005, the Company had a Certificate of Deposit of approximately $127,000 pledged to a third party to collateralize a letter of credit related to a lease deposit.

Depreciation and Amortization

Furniture and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives of two to four years. Leasehold improvements are amortized using the straight-line method over the lesser of their economic useful lives or the term of the lease.

2. Significant Accounting Policies (continued)

Revenue Recognition

Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Translation of Foreign Currencies

Assets and liabilities accounts denominated in foreign currencies are translated at daily rates of exchange.

Income Taxes

The Company records deferred taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, a current or deferred tax liability or asset is recognized for the current or deferred tax effects of all events recognized in the financial statements. Those effects are measured based on provisions of current tax law to determine the amount of taxes payable or refundable currently or in future years. The tax effects of earning income or incurring expenses in future years or the future enactment of a change in tax laws or rates are not anticipated in determining deferred tax assets or liabilities.

Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

Substantially all of the Company's commission income is derived from effecting securities transactions on behalf of customers, primarily United States institutional investors, with its affiliates in the Pacific Rim and other emerging markets. Pursuant to a clearing arrangement with the Parent and its affiliates, the Company's commissions from customers are collected by an affiliate and remitted to the Company monthly. This commissions receivable from customers collected by an affiliate amounted to $316,470 at December 31, 2005.

The Company also receives commissions from an affiliate for the distribution of investment banking products to the Company's customers. This commissions receivable from this activity amounted to $836,842 at December 31, 2005.

The Company pays commissions expense and other clearing fees to affiliates based on customer trading activity. The affiliate collects commissions directly from the Company's customers and remits amounts to the Company, net of commissions and clearing charges. As a result, there are no amounts payable to affiliates.

4. Income Taxes

At December 31, 2005, the Company had a net deferred tax asset of approximately $47,000, which is primarily attributable to state and local net operating loss carryforwards, depreciation and deferred rent. The Company believes that it is more likely than not that it will realize the benefit related to the deferred tax asset.

At December 31, 2005, the Company had state and local net operating loss carryforwards of approximately $90,000, which will expire in 2021. The Company expects to use these net operating losses in 2006.

5. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum regulatory net capital. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2005, the Company had regulatory net capital of $2,158,282 which is $1,908,282 in excess of the Company's net capital requirement.

5. Commitments and Contingencies

Leases

On March 28, 2001, the Company entered into an operating lease for office space which expires on March 31, 2011. During March 2002, the Company sub-leased a portion of its office space.

Future minimum lease commitments, sublease rental and net lease commitments as of December 31, 2005 are as follows:

	Minimum Lease Commitments	Sublease Rental	Net Lease Commitments
2006	$ 379,050	$ (143,295)	$ 235,755
2007	385,700	(23,883)	361,817
2008	385,700	–	385,700
2009	385,700	–	385,700
2010	385,700	–	385,700
Thereafter	96,425	–	96,425
Total	$ 2,018,275	$ (167,178)	$ 1,851,097

5. Commitments and Contingencies (continued)

Regulatory Compliance

The Company is a party to regulatory investigations in the ordinary course of its business. There exists an inherent difficulty in predicting the outcome of such matters, but based on management current knowledge, management believe that the Company is in compliance with the regulatory requirements, and does not expect the outcome of any investigations to have a material effect on its financial position.

6. Customer Transactions

In the normal course of business, the Company effects, as agent, transactions on behalf of customers on a basis of either delivery or receipt versus payment. If these agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. At December 31, 2005, there were no estimated losses due to nonperforming parties. All open transactions were settled with no resultant loss being incurred by the Company.

SUPPLEMENTARY REPORT

DBS Vickers Securities (USA) Inc.

Year ended December 31, 2005
with Supplementary Report of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Supplementary Report of Independent Auditors on Internal Control

To the Board of Directors and Stockholder of
DBS Vickers Securities (USA) Inc.

In planning and performing our audit of the financial statements and supplemental schedules of DBS Vickers Securities (USA) Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable,

but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted the following matter involving the control activities and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of DBS Vickers Securities (USA) Inc. for the year ended December 31, 2005, and this report does not affect our report thereon dated January 27, 2006. Due to transition of staff towards the end of the year, the Company was not able to complete a reconciliation of commission accounts as well as income tax accounts for 2005 within a timely period in order to prepare and file an accurate FOCUS report at December 31, 2005. Upon the completion of the commission reconciliation in late January, the Company identified unrecorded commission revenues of approximately $98,000. These adjustments were subsequently recorded, net of applicable incentive compensation and taxes. Upon the completion of the income tax account reconciliation, the Company identified certain unrecorded tax asset reclassifications which adjusted the Company's non-allowable assets by $182,000. The Company has consequently amended and refiled its December 31, 2005. FOCUS report. The Company has strengthened its procedures to include timely completion of these monthly reconciliations, including appropriate review and approval on a timely basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives except for the above matter involving internal control activities and its operation that we consider to be a material weakness as defined above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

January 27, 2006